

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 1, 2013

<u>Via E-mail</u>
Mr. John V. Sobchak
Chief Financial Officer
KMG Chemicals, Inc.
9555 W. Sam Houston Parkway S., Suite 600
Houston, Texas 77099

> **RE:** **KMG Chemicals, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed October 15, 2012**
> **Form 10-Q for the Period Ended October 31, 2012**
> **Filed December 10, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 29, 2012**
> **File No. 1-35577**

Dear Mr. Sobchak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It does not appear that you amended your Form 8-K filed with the Commission on December 8, 2011 to report your decision regarding the frequency of say-on-pay votes, or included such disclosure in subsequent periodic reports filed after the annual meeting which took place on December 6, 2011. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting (refer to Item 5.07(d) of Form 8-K). Please advise. For additional guidance, please also refer to SEC Release No.33-9178 (January 25, 2011) and Question 121A.04 of Form 8-K Compliance and Disclosure Interpretations.

Management's Discussion and Analysis, page 19

Liquidity and Capital Resources, page 23

Cash Flows, page 23

2. In future filings, please identify net income adjusted for depreciation and amortization as being a non-GAAP measure when it is presented or discussed and include the disclosures required by Item 10(e) of Regulation S-K. Please show us supplementally what your revisions will look like.

Financial Statements

13. Segment Information, page 57

3. You disclosed that during the first quarter of fiscal 2012, you re-evaluated the criteria used to determine operating segments and concluded that your two wood treating product lines met the criteria of a single operating segment. Please help us understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 9 as well as your reportable segments pursuant to ASC 280-10-50-10. If you aggregate operating segments, please tell us how you determined this was appropriate based on ASC 280-10-50-11 through 19.   Please also specifically address how you determined that your two wood treating product lines met the criteria of a single operating segment.

Form 10-Q for the Period Ended October 31, 2012

Management's Discussion and Analysis, page 19

Three Month Period Ended October 31, 2012, page 15

Segment Data, page 15

4. In future filings, please discuss, with quantification, the business reasons for changes between periods in each segment's income from operations. Please also discuss and disclose the business reasons for changes in the other corporate expense line item shown on page 13 of your segment footnote for the periods presented. Please show us supplementally what your revisions will look like.

Definitive Proxy Statement on Schedule 14A filed on October 29, 2012

Grants of Plan-Based Awards, page 22

5. We note disclosure of the target estimated future pay-outs under non-equity plan awards; however, you have not provided disclosure of the threshold and maximum estimated future pay-outs under non-equity incentive plan awards, in accordance with Item 402(d)(2)(iii) of Regulation S-K. In this regard, we also note your response to comment 19 in our comment

letter dated February 23, 2010. Please advise, or otherwise include appropriate disclosure in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief